May 7, 2012

Via Email

Ms. Christina Chalk

Senior Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Cumberland Pharmaceuticals Inc.
Schedule TO-I
Filed April 24, 2012

Dear Ms. Chalk:

On behalf of Cumberland Pharmaceuticals Inc. (“Cumberland” or the “Company”), we are responding to comments of the Securities and Exchange Commission (the “Staff”) set forth in the letter from the Staff dated May 3, 2012, with respect to the above-referenced issuer tender offer statement (the “Schedule TO-I”). As you are aware the Schedule TO-I was filed in connection with an exchange program (the “Exchange Program”), whereby eligible participants were presented with the opportunity to exchange “underwater” options for restricted stock (the “Offer to Exchange”).

In addition to responding to your comments, contemporaneous with this communication, the Company has submitted its Schedule TO/A containing certain amendments to the Exchange Program (the “Schedule TO/A”). In addition to the amendments described in our responses below, the Schedule TO/A amends the chart in Section 1 of Part III of the Offer to Exchange to insert an inadvertently omitted conversion rate of 0.2501 for options granted on March 26, 2010 with a grant price of $11.29 for options with a five year term.

For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in your letter. Cumberland’s response follows each applicable comment or request. All capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange.

Offer to Exchange—Important Notice, page 1

1.	The disclosure here states that the “Exchange Program is not being made to, and we will not accept any election to exchange Eligible Option Grants from or on behalf of, option holders in any jurisdiction in which our making the Offer to Exchange or accepting any tendered options for exchange is or would be illegal. However, we may in our sole discretion take the actions we deem necessary for us to make this Offer to Exchange to option holders in such jurisdiction.” Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

Response:

At the outset, it should be noted that the Company inserted the language quoted above out of an abundance of caution. At this time the Company is aware of no offeree that resides in a jurisdiction that prohibits the actions contemplated in the Exchange Program.

If the Company had been aware of any offeree residing in a jurisdiction that prohibits tender offers such as the Exchange Program, the Company would have crafted the Exchange Offer to exclude such offeree from the Exchange Program.

Therefore, in order to ensure that the Company’s intent is clear, the Schedule TO/A deletes the language referenced above and inserts the following in its place: “The Exchange Program is not being made to any option holders in any jurisdiction where the Company is aware of a law, regulation or judicial order that would prohibit the Offer to Exchange, or the acceptance of any tendered options for exchange.”

Ms. Christina Chalk

May 4, 2012

Administration and Timing of Exchange Program, Page 8

2.	In your response letter, tell us why you have limited the means of electing to participate in the Exchange Program to electronic means only. Explain why, in the context of the relationship between the Company and the eligible option holders who may tender into this offer, this is not a practical limitation on the ability to accept. Alternatively, consider providing an alternate means of tender. We may have additional comments.

Response:

The Company believes that the Exchange Program’s limitation of the means of electing to participate to electronic means only does not constitute a practical limitation on the ability of any offeree to accept. Nevertheless, the Exchange Program as amended by the Schedule TO/A now permits election by other means.

The Exchange Program’s limitation of the means of electing to participate to electronic means only does not constitute a practical limitation on the ability of any offeree to accept, because each of the offerees has access to the means to elect to participate by electronic means. The majority of the offerees are officers or employees of the Company. As such, these offerees have access to Company issued information technology equipment, including all equipment necessary to accept electronically, and are expected to make electronic communication on a regular basis in the normal course of their duties. Furthermore, the Company is not aware of any offeree that is unable to use electronic communications as required in the Schedule TO-I. Thus, the Company has reason to believe that the Exchange Program’s limitation of the means of electing to participate to electronic means only does not constitute a practical limitation on the ability of any offeree to accept.

Nevertheless, to ensure that the Exchange Program avoids any and all barriers to participation, the Exchange Program has been amended by the Schedule TO/A to permit election by mail.

3.	See our last comment above. Tell us how the offer materials were disseminated. If by electronic means only, provide the same supplemental analysis.

Response:

The Exchange Program’s offer materials were disseminated to each offeree on April 24, 2012 either by hand delivery or via overnight courier. The Company believes that such dissemination was reasonable and effective.

Is the Company required to Accept my Eligible Option Grant for exchange?, page 9

4.	See comment 1 above with respect to the disclosure here on your ability to reject tenders that you determine are “unlawful.”

Response:

As described in our response to Question 1, the Company did not intend to exercise discretion over the acceptance of tendered options, rather it merely wished to avoid illegality. Therefore, the Company has amended the language of this section to reflect the language of our response to Question 1.

Ms. Christina Chalk

May 4, 2012

Who can I talk to if I have questions about the offer?, page 12

5.	The disclosure here indicates that you intend to hold question and answer sessions about the Exchange Program. Please file any written materials used in these sessions as offer materials.

Response:

The Company will file any written materials used in question and answer sessions upon the scheduling of such sessions and the determination of the materials to be used in such sessions.

Pursuant to the Staff’s request, the Company hereby acknowledges that it is the policy of the Commission that:

•	The Company is responsible for adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these comments, please contact the undersigned at             .

Very truly yours,

Adams and Reese LLP

Kolin B. Holladay

cc:	A.J. Kazimi
Chief Executive Officer
Cumberland Pharmaceuticals, Inc.